# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anghami Inc., CIK 0001871983
CUSIP: G0369L200
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0002041610
Persons authorized to receive notices and communications: Stephanie Kyoko McKinnon, 1515 Broadway, New York, New York (NY), 10036, (212) 258-6000

## Reporting persons
- Skydance Corporation (CIK 0002041610): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.3% of the class)
  Comment: The amounts listed in Rows 8, 10 and 11 include (i) 6,074,721 ordinary shares, par value $0.001 per share (the "Ordinary Shares"), of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the "Issuer"), owned of record by OSN Streaming Limited ("OSN Streaming") and beneficially owned by the Reporting Persons (as defined below) plus (ii) 1,342,624 Ordinary Shares underlying warrants that are exercisable by OSN Streaming at a price of $115 per Ordinary Share (subject to certain specified adjustments) that are beneficially owned by the Reporting Persons (the "OSN Warrants").
  
  The percentage calculated in Row 13 is based on a total of 10,408,663 Ordinary Shares, which includes (i) 9,066,039 Ordinary Shares outstanding as of September 3, 2026, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes beneficially owned by other persons.
- Warner Bros. Discovery, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.3% of the class)
  Comment: The amounts listed in Rows 8, 10 and 11 include (i) 6,074,721 Ordinary Shares owned of record by OSN Streaming and beneficially owned by the Reporting Persons plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants.
  
  The percentage calculated in Row 13 is based on a total of 10,408,663 Ordinary Shares, which includes (i) 9,066,039 Ordinary Shares outstanding as of September 3, 2026, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes beneficially owned by other persons.
- Dplay Entertainment Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.3% of the class)
  Comment: The amounts listed in Rows 8, 10 and 11 include (i) 6,074,721 Ordinary Shares owned of record by OSN Streaming and beneficially owned by the Reporting Persons plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants.
  
  The percentage calculated in Row 13 is based on a total of 10,408,663 Ordinary Shares, which includes (i) 9,066,039 Ordinary Shares outstanding as of September 3, 2026, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes beneficially owned by other persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Anghami Inc.
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), 00000
Comment:
This Amendment No. 4 ("Amendment No. 4") is being filed by Skydance Corporation ("Skydance"), Warner Bros. Discovery, Inc. ("WBD") and Dplay Entertainment Limited ("Purchaser" and, together with Skydance and WBD, the "Reporting Persons"). Skydance is joining as a Reporting Person pursuant to this Amendment No. 4 to report its beneficial ownership of the securities of the Issuer pursuant to Section 13(d) of the Act and the rules promulgated thereunder. This Amendment No. 4 amends the initial statement on Schedule 13D filed by WBD and Purchaser on July 25, 2025 ("Original 13D" and, as amended by Amendment No. 1 to the Original 13D filed on December 17, 2025, Amendment No. 2 to the Original 13D filed on June 26, 2026 and Amendment No. 3 to the Original 13D filed on September 14, 2026, the "Schedule 13D"). The information reported in the Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used but not defined in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D. All references to the "Statement" in the Schedule 13D and this Amendment No. 4 shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment No. 4.

On October 6, 2026 (the "Merger Closing Date"), WBD and Skydance consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of February 27, 2026 (the "Skydance Merger Agreement"), by and among WBD, Skydance and Prince Sub Inc., a Delaware corporation and wholly owned subsidiary of Skydance ("Merger Sub"). In accordance with the Skydance Merger Agreement, on the Merger Closing Date, Merger Sub merged with and into WBD, with WBD continuing as the surviving corporation in the merger and becoming a wholly owned subsidiary of Skydance. This Amendment No. 4 is being filed solely to reflect the acquisition of WBD by Skydance pursuant to the Skydance Merger Agreement (the "Skydance Acquisition") and to reflect the addition of Skydance as a Reporting Person.

## Item 2. Identity and Background
Name of person filing:
The information required for this Item 2 with respect to each of the Reporting Persons is provided in Schedule A, which is incorporated herein by reference.

The agreement among the Reporting Persons relating to the joint filing of the Statement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended by adding the following to the end thereof:

As described in Item 1 above, on the Merger Closing Date, WBD and Skydance consummated the Skydance Acquisition. In accordance with the Skydance Merger Agreement, on the Merger Closing Date, Merger Sub merged with and into WBD, with WBD continuing as the surviving corporation in the merger and becoming a wholly owned subsidiary of Skydance. As a result of the Skydance Acquisition, Skydance became the ultimate beneficial owner of the Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended by adding the following to the end thereof:

As described in Items 1 and 3 above, on the Merger Closing Date, WBD and Skydance consummated the Skydance Acquisition. As a result of the Skydance Acquisition, Skydance became the ultimate beneficial owner of the Ordinary Shares.

Paragraph 6 of Item 4 of the Statement is hereby amended and restated in its entirety as follows:

WBD and the Purchaser acquired beneficial ownership of the Ordinary Shares described in this Statement for investment purposes and in anticipation of a long-term strategic partnership between WBD, the Purchaser, OSN Streaming and the Issuer. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof and, subject to the terms of the SPA and the Shareholders' Agreement, retain the right to change their investment intent, from time to time or at any time, and they may either alone or in concert with others, without the prior consent or approval of the Board (i) acquire additional Ordinary Shares or other securities or instruments of the Issuer, in any amount that the Reporting Persons may determine in their sole discretion, through open market purchases, privately negotiated transactions or otherwise, including a transaction, or a series of related transactions, as a result of which the Reporting Persons or OSN Streaming (directly or indirectly) may acquire all of the outstanding Ordinary Shares and all securities of the Issuer convertible or exchangeable into such shares not held by any of the Reporting Persons (a "Minority Buyout"), (ii) sell or otherwise dispose of all or part of the Ordinary Shares or other securities or instruments of the Issuer, in any amount that the Reporting Persons may determine in their sole discretion, if any, beneficially owned by them, in the open market, in privately negotiated transactions or otherwise, (iii) make, or in any way participate in any "solicitation" of "proxies" to vote or "consents", or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, including, without limitation, with respect to the election or removal of directors or to approve shareholder proposals with respect to the Issuer, (iv) make any public statements and/or announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary business transaction involving the Issuer or any subsidiary of the Issuer or their securities, including a carve-out of the Issuer's online streaming music service (the "Music Business Carve-Out"), or (v) enter into any discussions, arrangements or understandings with any third party (including security holders of the Issuer) with respect to any of the foregoing, including forming, joining or participating in a "group" (as defined in Section 13(d)(3) of the Act) with any third party with respect to any Ordinary Shares or otherwise in connection with any of the foregoing, in each case, in any manner permitted by applicable law, the SPA and the Shareholders' Agreement. The Reporting Persons and their affiliates may, from time to time or at any time, consider any such matters and may engage in communications with, without limitation, management or directors of the Issuer, OSN Streaming or its affiliates or other relevant parties, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives, future plans of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the shares. The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Subject to applicable law and the terms of the SPA and the Shareholders' Agreement, any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 10,408,663 Ordinary Shares, which includes (i) 9,066,039 Ordinary Shares outstanding as of September 3, 2026, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. The Reporting Persons beneficially own an aggregate of 7,417,345 Ordinary Shares, which includes (i) 6,074,721 Ordinary Shares owned of record by OSN Streaming and beneficially owned by the Reporting Persons plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. On the Merger Closing Date, WBD became a direct wholly owned subsidiary of Skydance. As a result, Skydance may be deemed to have shared power to vote and dispose of the shares of Ordinary Shares beneficially owned by WBD and the Purchaser at the time of the consummation of the Skydance Acquisition.

(i) As of September 14, 2026, OSN Streaming Holding Limited holds a number of ordinary shares of OSN Streaming cumulatively representing 80.16% of the total issued share capital of OSN Streaming and (ii) as of the date of this Statement, the Purchaser holds a number of ordinary shares of OSN Streaming cumulatively representing 19.84% of the total issued share capital of OSN Streaming. Subject to the consummation of the Second Completion and the Third Completion (each as defined in Item 6 of this Statement), (a) OSN Streaming Holding Limited will hold a number of ordinary shares of OSN Streaming cumulatively representing 70.23% of the total issued share capital of OSN Streaming as of the date of the SPA and (b) the Purchaser will hold a number of ordinary shares of OSN Streaming cumulatively representing up to 29.77% of the total issued share capital of OSN Streaming as of the date of the SPA.

The Reporting Persons may be deemed to be members of a "group" with, and may be deemed to have or share indirect voting and dispositive power, over any of the Ordinary Shares held directly or beneficially owned by OSN Streaming, OSN Streaming Holding Limited, Panther Media Holding Limited, Panther Media Group Limited and Kuwait Projects Company (Holding) K.S.C.P.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Except as set forth in Items 1, 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Statement, none of the Reporting Persons has effected any transactions of Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated in its entirety as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated as of October 8, 2026.

## Signatures
- Skydance Corporation: /s/ Stephanie Kyoko McKinnon, Stephanie Kyoko McKinnon / General Counsel and Secretary (10/08/2026)
- Warner Bros. Discovery, Inc.: /s/ Stephanie Kyoko McKinnon, Stephanie Kyoko McKinnon / Executive Vice President and General Counsel (10/08/2026)
- Dplay Entertainment Limited: /s/ Roanne Weekes, Roanne Weekes / Statutory Director (10/08/2026)